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                                                                    May 29, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                             Columbia Energy Group
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                                File No. 70-9127

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

                 Confidential treatment requested


                                       Very truly yours,

                                       COLUMBIA ENERGY GROUP


                                       By:    //s//J. W. Grossman
                                           -------------------------------
                                                J. W. Grossman, Vice President
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                   Columbia Natural Resources Canada, LTD.
                      Statement of Consolidated Income
                      Three Months Ended March 31,1998
                               (U.S. Dollars)

                      Confidential treatment requested



                    Columbia Natural Resources Canada, LTD.
                           Consolidated Balance Sheet
                              As of March 31, 1998
                                 (U.S. Dollars)

                        Confidential treatment requested